--------------------------------------------------------------------------------
                                  UNITED STATES
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                          AMERICAN GOLDRUSH CORPORATION
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                  026 39J 10 30
                                 (CUSIP Number)

                                 Andrew Gourlay
                                    President
                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada V6E 2P4
                                 (604) 974-1175
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 23, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 026 39J 10 30
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Scott Praill
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------


4.  Source of Funds (See Instructions) Personal Funds
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization: Canadian
--------------------------------------------------------------------------------

Number of                           7. Sole Voting Power
Shares Beneficially                         -30,000,000-
Owned    By Each           8. Shared Voting Power
Reporting                                        -0-
Person                              9. Sole Dispositive Power
                                            -30,000,000-
                                    10. Shared Dispositive Power
                                                 -0-
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000 shares of common stock
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------


13. Percent of Class Represented by Amount in Row (11) 76% of the issued and outstanding shares of common stock
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Security:         Common Shares, no par value

Issuer:           American Goldrush Corporation
                  Suite 708, 1155 West Pender Street
                  Vancouver, B.C., Canada V6E 2P4

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Scott Praill (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: 2001-889 Homer Street, Vancouver, B.C., Canada, V6B 5S3

(c) The present principal occupation of the Reporting Person is accountant. The name, principal business, and address of the organization in which such employment is conducted are as follows: Self-Employed, 2001-889 Homer Street, Vancouver, B.C., Canada, V6B 5S3.

(d) The reporting person is a citizen of Canada.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration given by the Reporting Person for the issuance of 15,000,000 shares of common stock in September 2003 consisted of services rendered to the issuer by the Reporting Person, one of the founders of the issuer.

No consideration was paid by the Reporting Person for the assignment by gift of 15,000,000 shares of the common stock of the issuer held by Ronald C. Blomkamp.

ITEM 4. PURPOSE OF TRANSACTION

On September 20, 2003, the Reporting Person was issued 15,000,000 shares of the common stock of the Issuer pursuant to an agreement, dated September 30 2003, between the Reporting Person and the Issuer. Such shares were issued for the purpose of compensating the Reporting Person for services rendered to the issuer. Pursuant to the foregoing agreement, the Reporting Person granted to the issuer an irrevocable option giving the issuer the right to redeem all or any portion of the shares at any time at an exercise price of CDN $0.01 per share. Such option may be exercised by sending a notice to the Reporting Person that the issuer is purchasing all or any portion of the shares.

On January 23, 2006, 15,000,000 shares of the common stock of the issuer held by Ronald C. Blomkamp were gifted by Mr. Blomkamp to the Reporting Person, pursuant to an assignment, dated January 23, 2006, among the Reporting Person, the issuer, and Mr. Blomkamp. No consideration was paid by the Reporting Person for the gifting of such shares. Such assignment was made subsequent to Mr. Blomkamp resigning as President and terminating his relationship with the issuer. The Reporting Person agreed that the shares were being acquired subject to an irrevocable option previously granted by Mr. Blomkamp to the issuer, pursuant to an agreement, dated September 2003, between the issuer and Mr. Blomkamp. Such irrevocable option grants the issuer the right to redeem all or any portion of the shares at any time at an exercise price of CDN $0.01 per share. Such option may be exercised by sending a notice to the Reporting Person that the issuer is purchasing all or any portion of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 39,557,350 issued and outstanding shares of common stock. The Reporting Person owns 30,000,000 shares (representing 76%) of the issued and outstanding common stock of the Issuer. The shares owned by the Reporting Person are subject to the issuer's option to purchase all or any portion of these shares at a purchase price of CDN $0.01 per share.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed in Item 4 above, the shares of the issuer's common stock held by the Reporting Person are subject to the issuer's right, exercisable at any time, to purchase any or all of these shares from the Reporting Person at a purchase price of CDN$0.01 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Agreement  between the issuer and Scott Praill,  dated  September 30,
           2003*

Exhibit 2: Agreement between the issuer and Ronald Blomkamp, dated September 30,
           2003*

Exhibit 3: Assignment,  dated January 23, 2006, among the issuer,  Scott Praill, and Ronald C. Blomkamp**

* Previously filed with the Company's registration statement on Form F-1, Registration No. 333-120722, submitted to the SEC on November 22, 2004.

** Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2006

                                                           /s/ Scott Praill
                                                     ------------------------
                                                     Name:    Scott Praill




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).